Contact

www.linkedin.com/in/clarkejoe
(LinkedIn)
taskbill.io (Company)
blog.taskbill.io (Blog)

Top Skills

Ruby on Rails
PHP
Java

Honors-Awards

2013 Foursquare Hackathon
NASDAQ Grand Prize Winner
Winner of Startup Weekend Myrtle
Beach

Joe Clarke

CTO @ Guide Book, CTO @ Alphi.xyz, Partner @ Prota Ventures,
Founder of TaskBill.io, RailsPlayground.com, SourceRepo.com.
Myrtle Beach, South Carolina, United States

Summary

Joe Clarke is a seasoned software engineer and entrepreneur with
a passion for turning innovative ideas into reality. As the current
CTO at Alphi.xyz he leads the engineering and architecture of a
platform that brings transparency to the metaverse's world of digital
collectibles. He also serves as the CTO of Guide Book which is
helping people to find their next guided adventure and helping guides
run their business more efficiently through the use of technology.

As a partner at Prota Ventures he has led the engineering and
architectural development of several startups including most recently
ChargerHelp.com, Indifit.co and CraftB2B.com. Prior to working with
Prota Ventures, through his consulting firm, he lead the engineering
for AEDUSA.com and KidsCanGiveToo.com.

Earlier in his career, he founded RailsPlayground.com, one of
the first Ruby on Rails web hosting companies, which led to the
inception of SVNRepository.com and SourceRepo.com, early
providers of source code version control hosting services.

He currently serves as the Board President for eMYRge, a non-
profit organization committed to fostering entrepreneurial growth and
innovation.

Joe holds a Master of Science degree in Software Engineering and
Executive Information Technicalities from Regis University and a
B.S. in Computer Information System from Clemson University.

Throughout his career, Joe Clarke has continuously employed his
technical acumen and entrepreneurial spirit to create impactful digital
solutions.

_____

Experience

Guide Book
Chief Technology Officer
October 2023 - Present (2 months)

Alphi.xyz
Chief Technology Officer
May 2023 - Present (7 months)

eMYRge
Board President
March 2022 - Present (1 year 9 months)
Myrtle Beach, South Carolina, United States

Prota Ventures
Studios Partner
January 2021 - Present (2 years 11 months)

Hosting Playground Inc
President
September 2005 - Present (18 years 3 months)
Myrtle Beach, South Carolina

GMDC
Software Engineer
January 2004 - June 2006 (2 years 6 months)
Colorado Springs, Colorado

Developed interactive web based applications interfacing with GMDC's database in a MVC J2EE environment.

Developed Palm OS applications for use by GMDC members.

Researched and developed new technologies and frameworks for use within the organization.

Provided support to members on issues relating to our web technologies.

Clemson University Union Programs and Activities Council
Webmaster
2001 - 2003 (2 years)
Clemson, SC

BI-LO, LLC
IT Intern
1997 - 2001 (4 years)

Education

Regis University

Master of Science Software Engineering, Software Engineering and Executive
Information Technologies · (2011)

Clemson University

BS, Computer Information Systems · (1999 - 2003)